Exhibit 99.1

April 29, 2005 CIBC World Markets Corp. 300 Madison Ave., 5th Floor New York, New York 10017	Mayer, Brown, Rowe & Maw LLP 190 South La Salle Street Chicago, Illinois 60603-3441 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com

Re:                     Canadian Imperial Bank of Commerce Issuance
of an Aggregate of $4,000,000 Principal Amount
of 2.00% Principal Protected Index-Linked Notes
due April 29, 2010 (Linked to the Dow Jones
Industrial AverageSM)

Ladies and Gentlemen:

We have acted as special U.S. counsel to Canadian Imperial Bank of Commerce, a financial institution governed by the Bank Act (Canada) (“Bank”), in connection with the issuance by Bank of $4,000,000 in aggregate principal amount of 2.00% Principal Protected Index-LinkedNotes due April 29, 2010 (Linked to the Dow Jones Industrial AverageSM) (the “Notes”), as described in the Terms Supplement No. 17, dated April 26, 2005 (the “Terms Supplement”) to the Prospectus dated May 28, 2003 and the Prospectus Supplement dated May 28, 2003 (collectively, the “Prospectus”).  This opinion is being delivered pursuant to Section 5(b)(iv) of the Distribution Agreement, dated February 16, 2005, by and among the Bank and the Agents party thereto from time to time (the “Agreement”).

In preparing our opinion, we have reviewed the Prospectus, the Terms Supplement, the Agreement, and such other documents as we believed necessary for purposes of delivering this opinion.  Our opinion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations (the “Regulations”), and public administrative and judicial interpretations of the Code and the Regulations, all of which are subject to change, possibly with retroactive effect.

Subject to the foregoing, it is our opinion that the statements set forth under the caption “Supplemental U.S. Federal Income Tax Considerations” in the Terms Supplement (the “Discussion”), insofar as such statements relate to statements of law or legal conclusions under the laws of the United States or matters of U.S. law, fairly present the information called for and fairly summarize the matters referred to therein.

The Discussion does not cover all aspects of United States federal income taxation that may be relevant to, or the actual tax effect that matters described therein will have on, any particular holder, and it does not address foreign, state or local tax consequences.  The Discussion does not cover the tax consequences applicable to all categories of investors, some of which (such as

Brussels  Charlotte  Chicago  Cologne  Frankfurt  Houston  London  Los Angeles  Manchester  New York  Palo Alto  Paris Washington, D.C. Independent Mexico City Correspondent:  Jauregui, Navarrete, Nader y Rojas, S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

persons subject to the alternative minimum tax, expatriates, financial institutions, individual retirement or other tax-deferred accounts, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, life insurance companies, tax-exempt organizations, persons that hold notes as a hedge, a position in a “straddle” or as part of a “conversion” transaction for tax purposes, or persons whose functional currency is not the U.S. dollar) may be subject to special rules.

Our opinion may change if (i) the applicable law changes, (ii) any of the facts with respect to the Notes as included in the Prospectus, Terms Supplement or Agreement change, or (iii) the conduct of the parties is materially inconsistent with the facts reflected in the Prospectus, Terms Supplement or Agreement.

Our opinion represents only our legal judgment based on current law and the facts as described above.  Our opinion has no binding effect on the Internal Revenue Service or the courts.  The Internal Revenue Service may take a position contrary to our opinion, and if the matter is litigated, a court may reach a decision contrary to our opinion.

This opinion is furnished by us as tax counsel to the Bank to you and is solely for your benefit.  This opinion may not be relied upon by any other person without our prior written consent.

Sincerely,

/s/ Mayer, Brown, Rowe & Maw LLP